DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

August 7, 2018
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Barbara Jacobs, Assistant Director
Matthew Derby, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Staff Accountant

Re:	SolarWinds Corporation
Confidential Draft No. 2 of Registration Statement on Form S-1
Submitted July 10, 2018
CIK No. 0001739942
Ladies and Gentlemen:
Thank you for your review of the second draft Registration Statement on Form S-1 of SolarWinds Corporation (the “Company”). This letter provides the Company’s responses to your comment letter dated July 27, 2018. To facilitate your review, this letter restates the numbered comments of the Staff above each response.
The Company has also submitted confidentially its third draft Registration Statement (“Confidential Draft No. 3”). A marked copy of Confidential Draft No. 3 is enclosed. Page references in this letter are to page numbers in Confidential Draft No. 3.
Market Opportunity, page 3
1.We note your response to prior comment 3. Please provide additional details regarding the commissioning of the Compass Intelligence report in April 2018 with a particular focus on why it should not be considered having been prepared “in connection with” your registration statement.
Response: The Company respectfully advises the Staff that it did not commission Compass Intelligence Research (“Compass”) to prepare its report specifically for use in connection with the Registration Statement. The Company commissioned the report, as it has previously done, to provide it with information that it could use for a variety of businesses purposes, including to assist the Company in providing estimates of its addressable market in a potential registration statement.

Division of Corporation Finance
August 7, 2018

Although the Company respectfully believes that the presentation of the information utilized from the Compass report falls outside of the consent requirements of Section 7 of the Securities Act and Rule 436, in response to the Staff’s comment, the Company has filed a consent of Compass as an exhibit to Confidential Draft No. 3.
Business, page 97
2.We note your response to prior comment 8. To provide additional context to this metric, please provide the smallest or a range of amounts a customer can purchase. Clarify that the increase in customers is being provided in order to highlight your “go-to-market approach” as indicated in your response.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 66 and 107 to note that in addition to having customers that spent in excess of $100,000 during the past four calendar quarters, it also has customers that spent as little as $100 in the same period. The Company respectfully advises the Staff that, as the Company has noted on pages 66, 101 and 106-107 of the Registration Statement, the Company defines its customers by unique customer identification numbers rather than the amount of the Company’s products purchased. In response to the Staff’s prior comment, the Company further revised the Registration Statement to clarify that an individual or entity that purchases its products will be deemed a customer even if it purchases a single product. The amount that a customer may spend can vary significantly based on the type of products purchased and the volume of usage by the customer. For example, customers may purchase perpetual license products, subscription products or a combination of both. As a result, the Company believes that including a specific minimum amount or a range of amounts that a customer may purchase in the Registration Statement would be potentially misleading to investors, as such amounts can vary significantly based on the mix of types of products purchased and may not be representative of many of the Company’s customers. Instead, the Company respectfully believes that the disclosure provided regarding how the Company defines its customers, the number of customers spending more than $100,000 in the previous four calendar quarters, and the fact that the Company also has customers that spend as little as $100 in the same period provides investors with sufficient context to understand the Company’s customer metrics included in the Registration Statement.

In response to the Staff’s comment regarding the Company’s disclosure of its growth in customers, the Company has revised its disclosure on pages 66 and 107 to clarify that the metric is being provided as an example of the Company’s business model.

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Division of Corporation Finance
August 7, 2018

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7090 if you have any questions regarding this letter or Confidential Draft No. 3.

Very truly yours,
DLA Piper LLP (US)
/s/ John J. Gilluly III, P.C.
John J. Gilluly III, P.C.
Partner

cc:	Kevin B. Thompson (SolarWinds Corporation)
Jason W. Bliss (SolarWinds Corporation)
Amanda Borichevsky (SolarWinds Corporation)
Alan F. Denenberg (Davis Polk & Wardwell LLP)